UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 7, 2022

BRIDGETOWN 2 HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39932	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive offices)

Registrant’s telephone number, including area code: +852 2514 8888

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	BTNB	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously disclosed in the Current Report on Form 8-K filed by Bridgetown 2 Holdings Limited (the “Company”) with the Securities and Exchange Commission (the “SEC”) on July 23, 2021, the Company entered into a Business Combination Agreement, dated as of July 23, 2021, (the “Business Combination Agreement”, and the transactions contemplated by the Business Combination Agreement, the “Business Combination”) with PropertyGuru Group Limited, a Cayman Islands exempted company limited by shares (“PubCo”), B2 PubCo Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“Amalgamation Sub”) and PropertyGuru Pte. Ltd., a Singapore private company limited by shares (“PropertyGuru”).

The Business Combination is further described in the Company’s definitive proxy statement, dated February 14, 2022, contained in the registration statement of PropertyGuru Group Limited (“PubCo”) on Form F-4 (as amended, the “Proxy Statement”).

Capitalized terms not otherwise defined have the meaning set forth in the Business Combination Agreement. The description of the Business Combination Agreement and related transactions (including, without limitation, the Business Combination) in this Current Report on Form 8-K does not purport to be complete and is subject, and qualified in its entirety by reference to the full text of the Business Combination Agreement, which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2021, incorporated herein by reference.

Item 3.01.	Notice of Delisting; Transfer of Listing; Material Modification to Rights of Security Holders

The Company has scheduled an Extraordinary General Meeting of Company shareholders, to be held at 10:00 a.m. Eastern Time on March 15, 2022 (the “Extraordinary General Meeting”), to vote on the Business Combination and the other proposals described in the Proxy Statement (the “Proposals). Assuming shareholders vote in favor of the Proposals and the closing of the Business Combination occurs, the Company expects to withdraw the listing of its Class A Ordinary Shares from the Nasdaq Stock Market (“Nasdaq”) on or around March 17, 2022 and it is expected that, subject to the approval of the NYSE, PubCo will begin trading on the NYSE on or around March 18, 2022. As further described in the Proxy Statement, assuming shareholders vote in favor of the Proposals and the conditions to closing are satisfied, all existing securities issued by the Company, including its Class A Ordinary Shares, shall cease to exist and automatically be converted into securities of PubCo. Accordingly, as further described in the Proxy Statement, holders of Company Class A Ordinary Shares shall become holders of PubCo Ordinary Shares unless they elect to redeem their Company Class A Ordinary Shares sufficiently in advance of the Extraordinary General Meeting.

Accordingly, on March 7, 2022 the Company notified Nasdaq of its intent to withdraw the listing of its Class A Ordinary Shares from Nasdaq. The Company intends to file a Form 25 with the Securities and Exchange Commission on or around March 17, 2022 relating to the Company’s Class A Ordinary Shares.

The Company’s Class A Ordinary Shares are listed on The Nasdaq Stock Market and currently trade under the symbol “BTNB.”

Item 8.01.	Other Events

On March 7, 2022, the Company issued a press release announcing the expected closing date for proposed Business Combination with PropertyGuru and expected delisting of its Class A Ordinary Shares from Nasdaq, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated March 7, 2022.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 7, 2022	BRIDGETOWN 2 HOLDINGS LIMITED

	By:	/s/ Daniel Wong
	Name:	Daniel Wong
	Title:	Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

Bridgetown 2 Holdings

Bridgetown 2 Holdings Limited (NASDAQ: BTNB) Announces Expected Closing Date for Proposed Business Combination with PropertyGuru and Expected Delisting from NASDAQ

• Assuming approval of Business Combination at Extraordinary General Meeting of Bridgetown 2, it is expected the Business Combination will close on or around March 17, 2022

•   Assuming the Business Combination is approved and the closing of the Business Combination occurs, Bridgetown 2 will voluntarily delist from Nasdaq on or around March 17, 2022 and PropertyGuru Group Limited is, subject to the approval of the NYSE, expected to begin trading on the NYSE on March 18, 2022

•   For assistance voting your shares, please contact Morrow Sodali LLC, Bridgetown 2’s proxy solicitor, by emailing BTNB.info@investor.morrowsodali.com, calling +1 (800) 662-5200 (for individuals) or +1 (203) 658-9400 (for banks and brokers), or mailing 470 West Avenue Stamford, CT 06902 USA

HONG KONG – March 7, 2022 – Bridgetown 2 Holdings Limited (“Bridgetown 2” or the “Company”) (NASDAQ: Bridgetown 2), a publicly traded special purpose acquisition company, today announced that, assuming the shareholder approval of its proposed business combination with PropertyGuru Pte. Ltd. (“PropertyGuru”), a leading PropTech company in Southeast Asia (the “Business Combination”), the Business Combination is expected to close on or around March 17, 2022.

The Business Combination is further described in the Company’s definitive proxy statement, dated February 14, 2022, contained in the registration statement of PropertyGuru Group Limited (“PubCo”) on Form F-4 (as amended, the “Proxy Statement”). The Company has scheduled an Extraordinary General Meeting of Company shareholders, to be held at 10:00 a.m. Eastern Time on March 15, 2022 (the “Extraordinary General Meeting”), to vote on the Business Combination and the other proposals described in the Proxy Statement (the “Proposals). Assuming shareholders vote in favor of the Proposals and the closing of the Business Combination occurs, the Company expects to withdraw the listing of its Class A Ordinary Shares from Nasdaq on or around March 17, 2022 and it is expected that, subject to the approval of the NYSE, PubCo will begin trading on the NYSE on or around March 18, 2022. As further described in the Proxy Statement, assuming shareholders vote in favor of the Proposals and the conditions to closing are satisfied, all existing securities issued by the Company, including its Class A Ordinary Shares, shall cease to exist and automatically be converted into securities of PubCo. Accordingly, as further described in the Proxy Statement, holders of Company Class A Ordinary Shares shall become holders of PubCo Ordinary Shares unless they elect to redeem their Company Class A Ordinary Shares sufficiently in advance of the Extraordinary General Meeting.

The Company’s Class A Ordinary Shares are listed on The Nasdaq Stock Market (“Nasdaq”) and currently trade under the symbol “BTNB.”

Bridgetown 2 shareholders as of February 3, 2022, the record date for the Extraordinary General Meeting (the “record date”), are reminded that they are entitled to vote their shares either in person, remotely or by proxy card in advance to ensure that their shares will be represented at the Extraordinary General Meeting.

Every shareholder’s vote is important, regardless of the number of shares held. As such, all shareholders as of the record date are encouraged to vote as soon as possible and should reference the instructions below.

VOTING YOUR SHARES

If you are a holder of record of Bridgetown 2 shares on the record date, you may vote in person or remotely at the Extraordinary General Meeting or by submitting a proxy card in advance for the Extraordinary General Meeting. The Extraordinary General Meeting will be held at 10:00 a.m. Eastern Time, on March 15, 2022 virtually via live webcast at https://www.cstproxy.com/bridgetown2holdings/2022. You may attend the Extraordinary General Meeting online, vote and submit your questions during the Extraordinary General Meeting by visiting https://www.cstproxy.com/bridgetown2holdings/2022 and entering the control number on your proxy card.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee as soon as possible to ensure that votes related to the shares you beneficially own are properly voted. You must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote remotely, obtain a proxy from your broker, bank or nominee and a control number from Continental available by emailing proxy@continentalstock.com.

About Bridgetown 2

Bridgetown 2 Holdings Limited is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, with a focus on technology, financial services, or media sectors in Southeast Asia. The company is formed by Pacific Century Group and Thiel Capital, led by Chief Executive Officer and Chief Financial Officer, Daniel Wong, and Chairman Matt Danzeisen.

For more information, please visit https://www.bridgetownholdings.co/

Contact Information

For Bridgetown 2 Holdings

Pansy Poon

+852 6609 8565

Pansy.yt.poon@pcg-group.com

Karin Wong

+852 9755 6265

Karin.Wong@pcg-group.com

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru, PubCo and Bridgetown 2, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru or Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the business combination, PubCo has filed the Registration Statement with the SEC, which was declared effective by the SEC on February 14, 2022, that includes a definitive proxy statement of Bridgetown 2 to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read the definitive proxy statement in connection with Bridgetown 2’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Bridgetown 2’s proxy solicitor, Morrow Sodali LLC, by emailing BTNB.info@investor.morrowsodali.com or mailing Morrow Sodali LLC 470 West Avenue Stamford, CT 06902 USA. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.